UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CTS CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	1-4639	35-0225010
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

1142 West Beardsley Avenue	46514
(Address of principal executive offices)	(Zip Code)

Robert J. Patton, Vice President, General Counsel & Secretary (630) 577-8831
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

(a)                     Conflict minerals are necessary to the functionality or production of certain of the products manufactured by the registrant or contracted by the registrant to be manufactured and are required to be reported in the calendar year covered by this specialized disclosure report.  Registrant does not purchase the conflict minerals directly from smelters or mines and as a result registrant conducted in good faith a reasonable country of origin inquiry with its suppliers and undertook due diligence measures reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country or are from recycled or scrap sources.

(b)                     Based on its reasonable country of origin inquiry and due diligence measures, the registrant determined that its necessary conflict minerals used in certain of the products manufactured by the registrant or contracted by the registrant to be manufactured did not originate in the Democratic Republic of the Congo or an adjoining country or did come from recycled or scrap sources, or that it had no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country, or that it reasonably believed that its necessary conflict minerals did come from recycled or scrap sources.  The reasonable country of origin inquiry and due diligence measures that registrant undertook included requesting all relevant first-tier suppliers to complete the CFSI Conflict Minerals Reporting Template (CMRT) which can be found at http://www.conflictfreesourcing.org, reviewing the information and smelter data provided by relevant first-tier suppliers, and comparing smelters and refiners identified by the supply chain to independently verified lists (e.g., the CFSI Conflict-Free Smelter Program list which can be found at http://www.conflictfreesourcing.org) to assess possible risk.  The registrant has disclosed this information on its publicly available Internet website at the following link: http:/www.ctscorp.com/governance/conflictmineralsformSDSpecializedDisclosureReport.

(c)                                 Based on its reasonable country of origin inquiry and due diligence measures, the registrant also determined that its necessary conflict minerals used in certain of the products manufactured by the registrant or contracted by the registrant to be manufactured did or may have originated in the Democratic Republic of the Congo or an adjoining country and that they may not be from recycled or scrap sources.  The registrant exercised due diligence on the source and chain of custody of such conflict minerals that conforms to the nationally due diligence framework as set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. The reasonable country of origin inquiry and due diligence measures that registrant undertook included requesting all relevant first-tier suppliers to complete the CFSI Conflict Minerals Reporting Template (CMRT) which can be found at http://www.conflictfreesourcing.org, reviewing the information and smelter data provided by relevant first-tier suppliers, and comparing smelters and refiners identified by the supply chain to independently verified lists (e.g., the CFSI Conflict-Free Smelter Program list which can be found at http://www.conflictfreesourcing.org).  The registrant has disclosed this information on its publicly available Internet website at the following link: http:/www.ctscorp.com/governance/conflictmineralsformSDSpecializedDisclosureReport. The registrant is also filing a Conflict Minerals Report as an exhibit to its specialized disclosure report and has provided that report on its publicly available Internet website at the following link: http:/www.ctscorp.com/governance/conflictmineralsformSDSpecializedDisclosureReport.

(d)            The definitions set forth in paragraph (d) of the guide and instructions of the United States Securities and Exchange Commission for Form SD apply to the terms used in this Specialized Disclosure Report.

Item 1.02 Exhibit

Registrant has filed, as Exhibit 1.01 to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CTS CORPORATION
(Registrant)

/S/ Robert J. Patton	May 29, 2015
By (Signature and Title)	(Date)

Robert J. Patton, Vice President, General Counsel and Secretary